Integrated Trucking and Marine Freight Carrier

Value

Service

Growth

Trailer Bridge, Inc.

Quality Policy

Trailer Bridge employees will provide quality service, value and growth for our customers and shareholders through continuous improvement and teamwork.

Mission Statement

Trailer Bridge's mission is to provide cost and service effective transportation that contributes to the success of both the customers and the company.

The mission will be achieved through commitment to a continual improvement process that best matches customers' needs with the company's strengths.

Attainment of the mission will result in financial strength needed for sustained growth, overall product improvement and ongoing achievement of customer, employee and shareholder objectives.

Locations

10405 New Berlin Road East, Jacksonville, FL 32226 USA
5090 William Mills Street, Jacksonville, FL 32226 USA
Metro Parque #7, Office 302, Guaynabo, Puerto Rico 00968
S.R. 165, Corner Off PR 28, Catano, Puerto Rico 00962

Trailer Bridge has all U.S. and Puerto Rico locations ISO 9001:2000 certified.

Printed on recycled paper.

Dear Fellow Shareholders,

At Trailer Bridge, our entire team is looking ahead with confidence as we capitalize on everything flowing out of our sector's improving supply/demand dynamics. We've spoken about the basis for these changes in previous letters. As information, an in-depth interview on Trailer Bridge in the March 7, 2005 issue of The Wall Street Transcript is available on our website at www.trailerbridge.com/companyinfo/2005interview.htm.

We returned to profitability in 2004 and each successive quarter showed progressively larger improvement at the bottom line compared to the year earlier quarter. This improvement was driven by increases in rates and various accessorial charges and augmented by improved costs in the employee health care, inland transportation and tug fuel consumption areas. The higher volume we began experiencing in March, 2003 stayed with us and in 2004 we saw additional volume growth based on continuing overall growth in the Puerto Rico marine freight lane. We are grateful to our long-term customers for the additional business they have chosen to give us and to our new customers who have elected to have us assist them with their transportation needs. In utilizing us, our customers improve upon their overall supply chain which makes them better able to serve their own customers and grow their own business, which will in turn accrue to our benefit. We had many service successes in 2004 and we thank our entire team - all of whose names again appear on the back cover - for their efforts, dedication and belief.

The turnaround in our underlying business was capped off at the end of 2004 with a series of significantly beneficial transactions to purchase previously leased assets. The purchase of our K Corp affiliate undid the charter expense on the two roll-on, roll-off vessels and was immediately accretive to earnings and cash flow, as was the purchase of previously leased 53' containers and chassis. An $85 million bond issue funded these transactions. The overall effect was that $11 million per year in fixed cash charter and leasing expenses were replaced with $6 million per year in fixed cash interest expenses, a cash pickup of $5 million annually. In addition, the purchase of K Corp unwinds the preferred stock obligation that would have required dividends of up to $2 million annually. This was an outstanding series of events that has made us more efficient. Highlighting the transforming nature of the financing, a leading marine finance publication named ours the "Bond Deal of the Year".

This is a time of great promise for Trailer Bridge. Our continuing vision is that the innovative use of hard assets to deliver more cost efficient transportation services will be very rewarding to our long-term investors. We believe we have the superior business model in our sector. It is a transportation system that can be successfully replicated in other markets. This is our time, and we are committed to maximizing it for the long-term benefit of our fellow shareholders. Thank you.

John D. McCown
Chairman & CEO

Ralph W. Heim
President & COO

Financial Review

Selected Financial Data 2

Management's Discussion and Analysis of

Financial Condition and Results of Operations 3

Market for Registrant's Common Equity 16

Balance Sheets 18

Statements of Operations 19

Statements of Changes in Stockholders' Equity 20

Statements of Cash Flows 22

Notes to Financial Statements 24

Report of Independent Registered Public Accounting Firms 42-43

Selected Financial Data

The selected financial data set forth below has been derived from the financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this report.

	2004	2003	2002	2001	2000
		(In thousands, except per share amounts)			
STATEMENT OF OPERATIONS DATA:					
Operating revenues	$ 98,775	$ 86.434	$ 75,954	$ 82,134 (1)	$94,067 (1)
Operating income (loss)	8,597	(2,595)	(4,036)	(26,242) (2) (3)	(3,961)
Net income (loss)	4,430	(5,455)	(7,103)	(29,420) (2) (3)	(10,342) (4)
Net income (loss) attributable to common shareholders	2,353	(7,282)	(7,747)	(29,420)	(10,342)
Basic, net income (loss) per common share	0.20	(0.74)	(0.79)	(3.01)	(1.06) (4)
Diluted, net income (loss) per common share	0.19	(0.74)	(0.79)	(3.01)	(1.06)
BALANCE SHEET DATA:					
Working capital (deficit)	10,423	(2,041)	(6,452)	(21,373)	3,159
Total assets	114,226 (5)	61,262	65,406	67,724	82,640
Long-term debt, capitalized leases and due to affiliate	109,595 (5)	43,340	44,959	61,153	52,473
(Capital deficit) Stockholders' equity	$ (7,090) (5)	$ 4,634	$ 9,000	$ (8,745)	$ 18,866

(1) During the fourth quarter of 2000 and throughout 2001, the Company provided weekly service between Newark, New Jersey and San Juan, Puerto Rico. The service was discontinued in December 2001.

(2) Includes $1,054,410 of restructing expenses relating to the wind down of its Newark operations

(3) Includes $3,820,421 charge for impairment of assets

(4) Includes income from the cumulative effect of change in accounting principle relating to dry docking costs of $127,000 or $.01 per basic and diluted share.

(5) During the fourth quarter of 2004 the Company acquired all the assets and certain debt of an affiliate, resulting in the retirement of the Company's Class B Preferred Stock.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

EXECUTIVE SUMMARY

The Company produces revenue by the movement of freight by water to and from Puerto Rico from the continental United States through its terminal facility in Jacksonville, Florida. The Company also generates revenue from the movement of freight within the continental United States by truck when such movement complements its core business of moving freight to and from Puerto Rico. The Company's operating expenses consist of the cost of the equipment, labor, facilities, fuel and administrative support necessary to move freight to and from Puerto Rico and within the continental United States.

During the fourth quarter of 2004, the Company purchased Kadampanattu Corporation, as discussed further in Note 6 to the Financial Statements. This purchase and refinancing were immediately accretive to the Company's earnings. The Company believes the overall savings during the month of December, the first month after the transaction occurred was approximately $.2 million. The Company further believes the transaction will have a favorable annual impact of approximately $2.0 million, in 2005 and each year thereafter. This savings is primarily from a reduction in rent and annual lease payments of $11.5 million partially off set by an increase in depreciation and interest expense of approximately $9.5 million.

RESULTS OF OPERATIONS

The following table sets forth the indicated items as a percentage of net revenues for the years ended December 31, 2004, 2003 and 2002.

Operating Statement - Margin Analysis
(% of Operating Revenues)

	2004	2003	2002
Operating Revenues	100%	100%	100%
Salaries, wages, and benefits	15	18	20
Rent and purchased transportation:			
Related Party	7	8	10
Other	24	28	28
Fuel	10	10	10
Operating and maintenance (exclusive of depreciation shown separately below)	24	25	23
Taxes and licenses	0	1	1
Insurance and claims	3	3	4
Communications and utilities	1	1	1
Depreciation and amortization	3	4	4
Other operating expenses	4	4	4
Total Operating Expenses	91	103	105
Operating income (loss)	9	(3)	(5)
Net interest expense	(5)	(3)	(4)
Net income (loss)	4%	(6)%	(9)%

Year ended December 31, 2004 Compared to Year ended December 31, 2003

The Company operating ratio (operating expense stated as a percentage of operating revenues) decreased from 103% in 2003 to 91% in 2004. This improvement is more fully explained under operating expense caption set forth below.

Revenues

The following table sets forth by percentage and dollar, the changes in the Company's revenue and volume by sailing route and freight carried:

Volume & Revenue Changes 2004 compared to 2003

	Overall	Southbound	Northbound
Volume Percent Change:			
Core container & trailer	4.1%	0.2%	17.5%
Auto and other cargos	15.4%	16.0%	11.5%
SOLs	16.0%	19.2%	(11.7)%
Domestic linehaul	(54.3)%		
Revenue Change ($millions):			
Core container & trailer	$ 4.2	$ 3.4	$ 0.8
Auto and other cargos	3.3	3.1	0.2
SOLs	0.4	0.4	(0.0)
Domestic linehaul	(1.2)		
Other Revenues	5.6		
Total Revenue Change	$ 12.3		

The increase in core container and trailer revenue, auto and other revenue is due to increased vessel capacity utilization and increased rates per equivalent units.

Vessel capacity utilization on the core continental U.S. to Puerto Rico traffic lane was 96.5% during 2004, compared to 93.3% during 2003.

Domestic revenue is for moves that originate and terminate within the continental United States. The decrease in domestic line haul revenue was primarily the result of less domestic linehaul within the continental United States, because of increased demand in the Puerto Rico shipping lane. This change in demand resulted in less equipment available for Domestic linehaul.

The increase in other revenues is primarily attributable to an increase in fuel surcharges, demurrage, security charges and charterhire. The Company's fuel surcharge is included in the Company's revenues and amounted to $7.0 million in 2004 and $4.0 million in 2003. Demurrage, a charge assessed for failure to return empty freight equipment on time, is also included in the Company's revenues and amounted to $2.9 million in 2004 in comparison to $2.2 million in 2003. During 2004 total charterhire revenue amounted to $0.7 million in 2004 and $0.4 million in 2003. Charterhire is rental revenue for vessels not in use in a liner service. Security Charges are charges to cover the Company's expenses beyond the normal security required to ensure the safety of the Shipper's cargo. These charges amounted to $1.3 million in 2004 in comparison to $.3 million in 2003.

Operating expenses

Operating expenses increased by $1.2 million, or 2.1% from $89.0 million in 2003 to $90.2 million for 2004. This increase was due to volume-related increases in substantially all areas other than salaries and benefits, related party purchase transportation, other purchase transportation and taxes and licenses which decreased 3.5%, 8.5%, 4.5% and 60.0%, respectively. The decrease in salaries and benefits was due to lower driver payroll due to fewer miles driven by Company drivers. The decrease in related party purchase transportation was the result of the purchase of the Ro/Ro Barges in December. The decrease in rent of other purchase transportation was the result of the Company purchasing equipment that was previously leased and the increased usage of rail transportation instead of truck transportation. The decrease in taxes and license is associated with a favorable legal determination in Puerto Rico, which resulted in the reversal of a $.3 million accrual recorded in 2001. Fuel expense increased $1.2 million or 13.8% primarily as a result of a $1.4 million increase in tug fuel from increased fuel prices partially offset by a decrease of $0.2 million in truck fuel expense resulting from increased use of rail transportation. Operating and maintenance expense increased $1.8 million or 8.3% due to $1.2 million in higher cargo handling costs related to increased volume; $0.3 million increase in repairs and maintenance due to a detailed survey of revenue equipment and increased dry docking and vessel maintenance expense and marine terminal expenses. Other operating expenses increased $0.8 million due to professional fees during 2004; an increase in the provision for doubtful accounts is primarily due to the increase in revenues during 2004. Depreciation expense declined $0.3 million or 10% to $3.1 million in 2004 from $3.4 million in 2003, primarily due to a change in estimated lives of depreciable property as further discussed below, partially off-set by an increase in depreciable assets. And as a result, the Company's operating ratio improved to 92% during 2004 from 103% during 2003.

The Company extended the estimated remaining life for its TBC barges by twelve years and its containers, VTMs and chassis by seven and nine years respectively, to more accurately reflect the remaining useful life of its equipment. This change in estimate was recorded prospectively and resulted in reduction in depreciation expense of approximately $409,000 or $0.03 per common share for 2004.

Interest Expense

Interest expense increased to $4.2 million in 2004 from $2.9 million in 2003 primarily due to higher interest rates on the Company's floating rate indebtedness and the write-off of approximately $0.5 million in deferred loan costs associated with the Company's prior term loan with a variable interest rate. In December of 2004, the term loan indebtedness was satisfied with the proceeds of the $85 million in senior secured debt.

Income taxes

Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes". Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized.

During 2004 the Company realized a reversal of approximately $1.7 million of its' deferred tax asset, from which the management has recorded approximately $21.0 million as a valuation allowance for the current year. Management is continuously evaluating the deferred tax valuation allowance, to determine what portion of the deferred tax asset, if any, may be realized in the future. Management's evaluation includes, among other things, such factors as a history of profitability, a substantial history of operations upon which to base a forecast and a history of accurately forecasting future results of operations.

As a result of the factors described above the Company reported net income of $4.4 million for 2004 compared to net loss of $5.5 million in 2003.

Preferred Stock Series "B"

Undeclared Dividends – The undeclared dividends on the preferred stock series "B" increased to $1,115,796 in 2004 from $846,385 in 2003, primarily due to increases in the contractual dividend rate from

2003. These dividends will never be paid and are recorded because they were contractual obligations.

Preferred Stock Accretion – The Preferred Stock Series "B" accretion decreased to $515,845 in 2004 from $980,745 in 2003, due to the recognition of the implied discount rate, which was applicable to the Series "B" Preferred Stock in accordance with the *Staff Accounting Bulletin No. 68 "Increasing Rate Preferred Stock"*, through December 1, 2004.

Excess Consideration Transferred to the Holders of the Preferred Stock Over the Carrying Amount – In connection with the acquisition of K-Corp on December 1, 2004, the Company redeemed the Series "B" Preferred Stock for $24 million. In connection with the redemption, the Company recorded the excess of the consideration transferred ($24 million) to the holders of the preferred stock over the carrying amount of the preferred stock, ($23.5 million), and reflected as a subtraction of $0.5 million from net earnings available to common shareholders. This transaction was recorded in accordance with *Emerging Issues Task Force D-42 "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock"*

As a result of the acquisition of K-Corp and the redemption of the Series "B' Preferred Stock, the Company will not have these transactions in 2005 and subsequent years.

Vessels

Currently the Company owns five TBCs. Of these vessels two are used for liner service between San Juan, Puerto Rico and Jacksonville, Florida. In 2004 the revenue earned from these two vessels was approximately $35.3 million in comparison to $34.1 million in the prior year.

Of the remaining three vessels that were originally used in Newark, New Jersey, one was leased to an unrelated third party during the first quarter of 2005 at an approximate annual rent of $1.6 million and the remaining two vessels are available for charter. The charter agreement will expire in April of 2005 but can be renewed up until January of 2006. Management continues to evaluate the use of the two vessels and no determination has been made as to their final use. As an alternative to their current use management has considered using one vessel as a ready spare, relieving the other vessels in the fleet during periods of dry-docking in order to protect market share and keep established shipping routes open, and possibly leasing the other vessel under a similar contract to the agreement reached during 2005. Ultimately management intends to use all of these vessels on expanded trade routes throughout the American Continents and surrounding island countries, as new markets become available and are considered to be economically feasible.

It is the management's belief that based on the current cash flows derived from the TBC vessels and their current market value as determined by an independent appraiser, that the current excess capacity of the two vessels, available for charter, does not indicate an impairment.

Year ended December 31, 2003 Compared to Year ended December 31, 2002

The following table sets forth by percentage and dollar, the changes in the Company's revenue and volume by sailing route and freight carried:

Revenue & Volume Changes 2003 compared to 2002

	Overall	Southbound	Northbound
Volume Percent Change:			
Core container & trailer	17.2%	18.3%	13.5%
Auto and other cargos	0.1%	(1.4)%	26.2%
SOLs	(3.1)%	(8.5)%	54.5%
Domestic linehaul	(53.9)%		
Revenue Change ($millions):			
Core container & trailer	7.6	7.2	0.4
Auto and other cargos	1.7	1.2	0.5
SOLs	0.4	0.3	0.1
Domestic linehaul	(1.6)		
Other Revenues	2.4		
Total Revenue Change	10.5		

Vessel capacity utilization on the core continental U.S. to Puerto Rico traffic lane was 92.0% during 2003, compared to 79.4% during 2002.

The Company's fuel surcharge is included in the Company's revenues and amounted to $4.0 million in 2003 and $2.6 million in 2002. The Company's demurrage is included in the Company's revenues and amounted to $2.3 million in 2003 and $1.3 million in 2002 Demurrage is a charge assessed for failure to return empty freight equipment on time. The Company's charterhire is included in the Company's revenues and amounted to $0.4 million in 2003 and $0.7 million in 2002. Charterhire is rental revenue for vessels not in use in a liner service.

The decrease in domestic line haul revenue was primarily as a result of increased southbound volumes resulting in less available domestic equipment capacity and the loss of a particular domestic linehaul customer. Domestic revenue is for moves that originate and terminate within the continental United States.

Operating expenses

Operating expenses increased $9.0 million, or 11.3% from $80.0 million in 2002 to $89.0 million for 2003. This increase was due to volume-related increases in substantially all areas other than insurance and claims, communications and utilities that decreased 1.6% and 12.0%, respectively, due primarily to lower claims volume and premiums as well as entering into a contract with a new telephone company. Salary, wages and benefits increased 4.1% due to increased workers compensation insurance premiums of $0.7 million that was partially offset by a $0.2 million decrease in salary and employee benefits. Purchased transportation other than to a related party increased $2.9 million or 13.2% primarily due to increased volume resulting in additional inland miles and increased fuel costs increasing the rate per mile. Fuel expense increased $1.6 million or 21.2% primarily as a result of a $1.3 million increase in tug fuel from increased fuel prices and an increase of $0.2 million in truck fuel expense resulting from increased fuel prices. Operation and maintenance expense increased $3.9 million or 21.9% due to $1.3 million in higher stevedoring costs related to increased volume and increased stevedoring rates in Jacksonville; $1.4 million in truck maintenance due to increased tire, parts and repair expense and increased dry docking and vessel maintenance expense and marine terminal expenses. As a result, the Company's operating ratio decreased to 103% during 2003 from 105% during 2002.

Interest Expense

Interest expense decreased to $2.9 million in 2003 from $3.1 million in 2002 primarily due to lower interest rates on the Company's floating rate indebtedness and lower loan balances.

Income taxes

Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes". Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized.

During 2003 the Company realized an increase of approximately $2.0 million of its' deferred tax asset, from which the management has recorded approximately $22.7 million as a valuation allowance for the current year.

As a result of the factors described above the Company reported a net loss of $5.5 million for 2003 compared to net loss of $7.1 million in 2002.

DIVIDENDS

The Company has not declared or paid dividends on its common stock during the past five years.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations was $3.1 million in 2004 compared to net cash provided by operations of $.9 million in 2003. This represented an increase of $2.1 million from 2003. $9.9 million of the improvement was attributable to increased net income. Increases in accounts receivable and decreases in accounts payable offset this amount by $6.4 million. The trade receivable balance increased $4.6 due to revenue earned in the fourth quarter of 2004 in comparison with the revenue earned in the fourth quarter of 2003. The increase in revenue was primarily the result of higher volume and higher yields. The revenue in the fourth quarter of 2004 and 2003 was $27.8 million and $22.1 million, respectively. The decrease in accounts payable was facilitated by the Company's improved profitability. Net cash used in investing activities was $23.6 million in 2004 compared to net cash provided by investing activity in 2003 of $.1 million in 2003. This represented a decrease of $23.7 million from 2003. $19.8 million of the decrease is directly related to the purchase of equipment primarily the Ro/Ro vessels and revenue equipment from the proceeds of the senior secured notes in December 2004. $2.0 million of the decrease is result of a required contractual deposit related to the Ship Financing Bonds and the Notes, Title XI debt. Net cash provided in financing activities was $26.2 million in 2004 compared to net cash used by financing activities of $2.6 million in 2003 representing an increase of $28.8 million. Net cash provided in financing activities consisted primarily of activity related to the sale of senior secured notes of $85.0 million which was used to acquire K-Corp for $32.0 million and assumed $9.1 million worth of debt which was paid off on December 1, 2004, repay the Company's credit facility for $20.2 million, exercise equipment purchase options for $11.8 million, provide an increase of working capital of $6.0 million and the remainder of which went to fees and expenses of $3.5 million associated with the senior secured notes. At December 31, 2004, cash amounted to $6.2 million, working capital was a $10.4 million, and stockholders' equity was a deficit of $7.1 million.

During the period between 1998 and 2002, the Company operated in a trade lane that was characterized by significant over capacity and fierce competition. This over capacity and competition resulted in significant and prolonged rate decreases throughout that period. Similarly, the Company's ability to pass on certain expenses to customers, through surcharges and other customer charges was severely hampered due to competition. As a result, during the years ended December 31, 2003 and 2002, the Company incurred net losses applicable to common shares of $7,282,220 and $7,746,644 respectively and had cash flows provided (used) by operating activities of $860,093 and $(3,704,325) respectively as well as a working capital deficiency of $2,040,623 and $6,451,866 at December 31, 2003 and 2002 respectively.

Also during this period, one of the trade lane's largest participants filed bankruptcy and, after operating in bankruptcy for approximately 18 months, sold its vessel assets to another competitor in the trade. With a realignment of capacity and demand in the trade lane, 2003 resulted in a redistribution of freight volume among the remaining four participants, which resulted in increased volume and capacity utilization. During the fourth quarter of 2003, the Company began to implement increases in customer rates and surcharges. In addition to the revenue increases, the Company also implemented several changes to reduce cost. This increase in rates and utilization of capacity helped the Company improve its operating position for the current year. For the year ended December 31, 2004 earnings available to common shareholders were $2,352,672 and as of December 31, 2004, working capital was $10,422,542.The most notable changes for 2004 were made in purchased transportation, healthcare costs and tug fuel consumption. During the fourth quarter of 2003, the Company began utilizing lower cost rail transportation in certain lanes effectively lowering the unit cost per mile of inland transportation. In January 2004, the Company implemented a change in policy and healthcare providers, reducing benefit costs and started chartering tugs with more fuel-efficient engines. The Company has also entered into written contracts with customers that reflect increased rates and additional surcharges as market conditions have improved. Based upon the foregoing, the Company believes that it will be able to maintain the increased vessel capacity utilization at these increased rates over the foreseeable future. The trade lane in which the Company operates in is protected by a number of barriers to entry, the most formidable of which is the Jones Act that requires that vessels serving the trade lane be built in the United States, operated by United States citizens and crewed by United States citizens. Other barriers to entry include limited port space in San Juan. Both act as major constraints to the addition of new capacity.

At December 31, 2003, The Company had $13.1 million due to a bank under its senior credit facility, which expired January 31, 2004. In addition, the Company had $6.3 million due to related parties, all of which was scheduled to be paid in 2004. In April 2004, after receiving extensions from its then existing senior lender, the Company refinanced this bank debt with a new senior lender. This bank debt in turn was fully paid down with the proceeds of its $85.0 million note offering completed December 1, 2004. As of December 31, 2004, the Company had an unused and available line of credit of $10 million secured by current eligible receivables with interest at prime plus 1.5% that may only be drawn upon if certain conditions are satisfied. Additionally, with the proceeds of the $85.0 million senior secured notes, the Company paid $5.3 million of its debt payable to related parties, deferring approximately $2.5 million until January of 2005. This debt is scheduled to be repaid in 36 monthly payments to the Estate of M. P. McLean. The Company's Chief Executive Officer, John McCown, personally guarantees approximately $0.1 million of this debt. All other amounts owed to affiliates were repaid with a portion of the proceeds of the $85.0 million note offering completed December 1, 2004. This restructure of debt, along with increased rates and vessel utilization are expected to allow us to meet our working capital requirements through December 31, 2005. During previous years, due to overcapacity and hyper competitiveness in the United States / Puerto Rico trade lane in which the Company operates, it had significant negative cash flow from operations. The conditions in the United States / Puerto Rico trade lane have changed significantly and the Company now has significant positive cash flow from operations which is expected to continue over the foreseeable future. Our business plan does not require or anticipate any utilization of the revolving credit facility.

The Company has issued two series of Ship Financing Bonds designated as its 7.07% Sinking Fund Bonds Due September 30, 2022 and 6.52% Sinking Fund Bonds Due March 30, 2023. These bonds are guaranteed by the U.S. government under Title XI of the Merchant Marine Act of 1936, as amended. The Company refers to these bonds as the "Title XI Bonds." During 2003, with the consent of the holders of the Title XI Bonds, the Company deferred the semi-annual principal payments on the Title XI Bonds and in 2004 the Company spread those deferred principal payments over the remaining maturity. The Company has therefore rescheduled the principal payments of $232,022 and $372,429 due each semi-annual period until fully paid on September 30, 2022 and March 30, 2023, respectively. The aggregate principal amount of the Title XI Bonds outstanding at December 31, 2004 was $22.1 million. In addition, in connection with obtaining the consent of the Secretary of Transportation of the United States of America to offer and sell the notes, in December 2004 the Company deposited approximately $2.0 million into a reserve fund that secures the Title XI Bonds.

As of December 31, 2004, the Company was restricted from performing certain financial activities due to it not being in compliance with Title XI debt covenants. The provisions of the Title XI covenants provide that, in the event of noncompliance with the covenants, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Secretary of Trans–portation of the United States (the "Secretary "). If such permission is not obtained and the Company enters into any of the following actions it will be considered to be in default of the Title XI covenants and the lender will have the right to call the debt. These actions are as follows: (1) acquire any fixed assets other than those required for the normal maintenance of its existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of its assets, other than pursuant to loans guaranteed by the Secretary of Transportation of the United States under Title XI and liens incurred in ordinary course of business. However, none of the foregoing covenants will apply at any time if the Company meets certain financial tests provided for in the agreement and the Company has satisfied its obligation to make deposits into the reserve fund. As of December 31, 2004, the Company was in compliance with such restrictions. The debt was not in default, and the lender did not have the right to call the debt.

In November 2004, the Company received permission from the Secretary to issue $85.0 million in Senior Secured Notes and to use the proceeds of this transaction to fund the acquisition of K Corp., repay K Corp.'s indebtedness, repay its existing debts, exercise certain equipment purchase options on equipment previously leased and strengthen its liquidity.

Interest on the Senior Notes is payable semi-annually on each May 15 and November 15, beginning on May 15, 2005. The notes accrue interest at 9-1/4 % per year on the principal amount. The notes will mature on November 15, 2011. After November 15, 2008, we may redeem the notes, in whole or in part, at its option at any time or from time to time at the redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. In addition, prior to November 15, 2007, we may redeem up to 35% of aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price of 109-1/4 % of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain changes in control specified in the indenture governing the notes, the holders of the notes will have the right, subject to certain conditions, to require us to repurchase all or any part of their notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date.

On December 1, 2004 the Company has amended its existing revolving credit facility with Congress Financial Corporation to reduce the maximum availability from $20 million to $10 million. The revolving line of credit is subject to a borrowing base formula (approximately $9,400,000 at December 31, 2004) based on a percentage of eligible accounts receivable. At December 31, 2004 there were no advances drawn on this credit facility.

The Company believes that cash from operations will allow it to meet the Company's ongoing working capital requirements. The Company currently anticipates limited capital expenditures for 2005, and do not expect to require additional borrowings to fund the Company operations through the end of 2005.

INFLATION

Inflation has had a minimal effect upon the Company's operating results in recent years. Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. The Company expects that inflation will affect its costs no more than it affects those of other truckload and marine carriers.

SEASONALITY

The Company's marine operations are subject to the seasonality of the Puerto Rico freight market where shipments are generally reduced during the first calendar quarter and increased during the third and fourth calendar quarter of each year. This seasonality is not as pronounced in recent years.

FORWARD LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters discussed in this Report include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to the future operating performance of the Company. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Without limitation, these risks and uncertainties include the risks of changes in demand for transportation services offered by the Company, any changes in rate levels for transportation services offered by the Company, economic recessions and severe weather.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations and commitments. See Notes 5, 6 and 7 of the Notes to Financial Statements for additional information regarding transactions with related parties, long-term debt and operating leases.

Contractual obligations	Payments due by period Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ 107,126,931	$ 1,208,902	$ 2,356,764	$ 2,356,764	$ 101,204,501
Due to affiliates	2,467,852	760,807	1,707,045		
Operating Lease Obligations	30,656,329	12,010,354	7,513,024	3,616,267	7,516,684
Total	$ 140,251,112	$ 13,980,063	$ 11,576,833	$ 5,973,031	$ 108,721,185

Purchase obligations are reflected in accounts payable and accrued liabilities on the balance sheet and are not reflected in the above table. In addition, the table above does not include contractual interest obligations on the Company's debt and other purchase obligations that are not material.

TRANSACTIONS WITH AFFILIATES

The Company leased two roll-on/roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico from an affiliate, Kadampanattu Corp. (K-Corp), under operating lease agreements until December 2004. Certain stockholders of the affiliate were controlling stockholders of the Company through August 16, 2004. The lease payments were $10,050 per day for each vessel. The vessels were purchased with proceeds from the Senior Secured notes. Total lease expense under these leases from affiliate totaled $6,714,863, $7,336,500 and $7,336,500 in 2004, 2003 and 2002, respectively. During 2004 the affiliate, agreed to defer $1.5 million of charter hire to be paid by the Company, in 2004. In addition during 2002, the Company issued to this affiliate $24 million before discount of non-convertible preferred stock Series B as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire. The Series B Preferred Stock was redeemed in December 2004. The Company received net cash advances from the same affiliate totaling $989,436 and $461,468 in 2003 and 2002, respectively. These advances were used to meet the Company's cash flow requirements.

The Company received net advances of $121,500 and $203,877 from a Mr. John McCown, the Company's Chief Executive Officer in 2003 and 2002, respectively. Such advances were used to meet the Company's cash flow requirements. Such advances totaled $386,127 and $264,627 at December 31, 2003 and 2002, respectively. In connection with the senior secured debt offering, a portion of the proceeds was used to payoff this obligation in December 2004.

During the quarter ended June 30, 2002 the Company borrowed $5 million from an affiliate, with interest at the rate of 8.03% a year. Certain stockholders of the affiliate are also principal stockholders of the Company. The proceeds of this borrowing were used to repay the $3 million borrowed under the revolving credit agreement, and to provide $2 million in working capital. Amounts outstanding were $4,933,205 at December 31, 2003. In April 2004, the $4,933,205 related party obligation was rescheduled from October 2004 to May 2007. In connection with the Senior Secured debt offering, a portion of the proceeds was used to payoff this obligation in December 2004. In addition during 2002, the same affiliate purchased preferred convertible stock Series A for $2 million. The preferred stock Series A, had a liquidation preference of $2 million. The Preferred Stock Series A, pursuant to its terms was converted into 1,955,000 common shares in July of 2004. In April 2004, the $1.5 million deferred charter hire obligation was combined with the $989,436 of advances into a $2.5 million obligation payable over 36 months with interest at 8.03% a year. In connection with the K-Corp acquisition, this debt was transferred to another affiliate and remained an obligation of the Company as of December 31, 2004.

On August 16, 2004, the Estate of M.P. McLean distributed 1,641,732 shares of common stock to its beneficiaries. This distribution resulted in a decrease of the Estates' ownership in the Company to approximately 44.7%. In December 1, 2004, the Company purchased 100% of the stock of K Corp. for $32.0 million and assumed $9.1 million worth of debt, which was paid off on December 1, 2004 from a portion of the proceeds obtained with the senior secured notes. Previously K-Corp leased to the Company two roll-on / roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico. As a result of the purchase, the Company expects to improve its operations by eliminating the rent expense and replacing it with additional interest and depreciation.

On December 1, 2004, the Company acquired 100% of the outstanding stock of K Corp. with a portion of the proceeds obtained from the senior secured notes. Previously K-Corp leased to the Company two roll-on / roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico. As a result of the purchase, the Company expects to improve its operations by eliminating the lease agreements and replacing it with interest expense resulting from the notes on the senior secured debt and depreciation expense of the acquired RO/RO vessels. The Company paid $32.0 million and assumed debt of $9.1 million, which was paid off on December 1, 2004. These obligations were paid with a portion of proceeds of the senior secured debt.

The Company purchased the stock of K-Corp for $41.1 million. In this connection, the Company acquired K-Corp's assets, which had a historical carrying value of $48.9 million. Since the Company and K-Corp had similar controlling shareholders, the Company, recorded K-Corp's assets at the historical carrying value of $24.9 million and estimated the value of the preferred stock to approximate its liquidation value. The excess of the historical carrying value over the amount paid is recorded as a $7.8 million capital contribution on the Statement of Changes in (Capital Deficit) Stockholders Equity.

The assets acquired are as follows:

		2004
Vessels		$24,150,632
Land		750,000
Investment in Preferred Stock Series B		24,000,000
Total assets acquired	$	48,900,632

The purchase price is as follows:

Purchase price		2004
Cash paid by Company		32,000,000
Long term debt acquired in connection with the K-Corp Acquisition		9,132,306
Purchase price of assets acquired	$	41,132,306

On December 1, 2004, in connection with the acquisition of K-Corp the Company redeemed the preferred stock Series B for $24 million. In connection with this redemption the Company recorded the excess of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock on the Company's balance sheet as a subtraction from net earnings to arrive at net earnings available to common shareholders.

The redemption of the preferred stock is as follows:

		2004
Purchase price paid to K-Corp	$	24,000,000
Carrying value of the preferred stock		23,543,702
Excess consideration given to the shareholders over the carrying value of the Preferred Class B securities	$	(456,298)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the application of certain accounting policies, many of which requires the Company to make estimates and assumptions about future events and their impact on amounts reported in these financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

Management believes the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, management has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

The Company's accounting policies are more fully described in Note 1 to the financial statements. Certain critical accounting policies are described below.

Revenue Recognition. Voyage revenue is recognized ratably over the duration of a voyage based on the relative transit time in each reporting period; commonly referred to as the "percentage of completion" method. Voyage expenses are recognized as incurred. Demurrage and charterhire revenue are included in our revenues. Demurrage is a charge assessed for failure to return empty freight equipment on time. Charter hire is rental revenue for vessels not in use in a liner service. The Company recognizes demurrage and charterhire revenue based on negotiated fees included in the contracts of our customers. These amounts are computed daily and included in "Operating Revenue."

Useful Life and Salvage Values. The Company reviews the selections of estimated useful lives and salvage values for purposes of depreciating our property and equipment. Depreciable lives of property and equipment range from 2 to 40 years. Estimates of salvage value at the expected date of trade-in or sales are based on the expected values of equipment at the time of disposal. The accuracy of these estimates affects the amount of depreciation expense recognized in a period and ultimately, the gain or losses on the disposal of the asset.

Impairment Of Long-Lived Assets. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to our carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, replacement costs of such assets, business plans and overall market conditions. The Company determines undiscounted projected net operating cash flows and compares it to the carrying value. In the event that impairment occurred, the Company would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value primarily through the use of third party valuations. In 2001, the Company recorded an impairment charge on our Triplestack Box Carriers® barges amounting to approximately $3.8 million. The Company recognized no impairments in 2002, 2003 or 2004. In the fourth quarter of 2004, the Company had an appraisal performed on these vessels. The results of this appraisal listed the fair market value of these same vessels at $36 million as compared to a net book value of $25.67 million.

Uncollectible Accounts. The Company records a monthly accrual provision based on specific known collectibility problems, historical losses, and current economic information. In addition, the Company performs an analysis of the total receivables on a quarterly basis, and adjusts the provision account to the calculated balance. It is our policy to write off receivables once the account reaches 180-days past due or it is determined that additional efforts of collection will not result in the receipt of the receivable. During the years-ended December 31, 2004, 2003 and 2002 the Company provided $1,467,438, $1,687,894 and $981,637, respectively for uncollectible accounts. The Company records this expense in other operating expenses. The trade receivable balances during the corresponding period were $15.6 million, $11.0 million and $9.9 million for 2004, 2003 and 2002 respectively. The trade receivable balance increase in 2004 of $4.6 was due the $5.8 million increase in revenue earned in the fourth quarter of 2004 over the fourth quarter of 2003. The increase in revenue was primarily the result of higher volume and higher yields. The revenue in the fourth quarter of 2004 and 2003 was $27.8 million and $22.1 million, respectively. However, the year-end balance for the allowance account was reduced by $262,815 and $211,859 for the years-ended December 31, 2004 and 2003, due to better collection of demurrage revenues and current receivables.

Income taxes. Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes". Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized.

Management is currently evaluating the deferred tax valuation allowance, to determine what portion, if any of the deferred tax asset that may be realized in the future. Management's evaluation includes, among other things, such factors as a consistent history of profitability, a substantial history of operations upon which to base a forecast and a history of accurately forecasting future results of operations.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with less management judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited financial statements and notes thereto which begin on page 18 of this Annual Report which contain accounting policies and other disclosures required by generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS.

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), "Shared-Based Payment." Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB Opinion No. 25, "Accounting for Stock Issued to Employees", which was permitted under Statement 123, as originally issued. As a result of this accounting pronouncement, we anticipate that the adoption of this standard may have a material impact on our Financial Statements. The effective date of this standard is interim and annual periods after June 15, 2005.

Quantitative and Qualitative Disclosures About Market Risk

The Company has limited it's exposure to market risk from changes in interest rates, because all of the variable debt previously held by the Company was converted to fixed debt in December 2004. For the current year, the estimated fair value of the Company's long-term debt was less than the carrying values by approximately $385,000. This difference in the fair value and the carrying value is based on the anticipated increase in the Company's prime-lending rate over the term of the Company's fixed rate debt.

The Company has no interest rate swap or hedging agreements at December 31, 2004.

Expected Fiscal Year of Maturity at December 31, 2004 (Dollars in Thousands)

Long Term Debt:	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed Rate	$ 1,969,709	$ 1,997,295	$ 2,066,514	$ 1,178,382	$ 102,382,883	$ 109,594,783	$ 109,208,859
Average Interest Rate	9.19%	9.20%	9.22%	9.22%	8.85%	9.14%	
Variable Rate	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—
Total						$ 109,594,783	

Market For Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock began trading on the NASDAQ National Market tier of The NASDAQ Stock Market on July 29, 1997 under the symbol: TRBR. During 2003 the Company's Common Stock was transferred to the NASDAQ Small Cap Market.
The following table represents the high and low sales price for the past two years.

2004	High	Low
First Quarter	$ 7.99	$ 5.25
Second Quarter	6.50	3.56
Third Quarter	6.13	3.92
Fourth Quarter	$ 9.52	$ 4.50

2003	High	Low
First Quarter	$ 2.95	$ 1.68
Second Quarter	3.99	2.09
Third Quarter	4.00	3.00
Fourth Quarter	$ 6.72	$ 3.35

The Company has never paid cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future. Certain of the Company's loan documents prevent the payment of cash dividends under certain circumstances.

As of March 15, 2005 there were 50 stockholders of record in addition to approximately 850 stockholders whose shares were held in nominee name.

Financial Statements

TRAILER BRIDGE, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	December 31, 2004	December 31, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,195,580	$ 424,961
Trade receivables, less allowance for doubtful accounts of $421,099 and $683,914	15,590,585	11,019,375
Other receivables	9,561	16,888
Prepaid expenses	2,317,749	1,856,451
Total current assets	24,113,475	13,317,675
Property and equipment, net	82,078,423	46,768,813
Other assets	8,033,929	1,175,454
TOTAL ASSETS	$ 114,225,827	$ 61,261,942
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 6,930,859	$ 8,502,286
Accrued liabilities	3,531,473	4,038,388
Current portion of long-term debt	1,208,902	1,683,953
Current portion of due to affiliates	760,807	386,127
Unearned revenue	1,258,892	747,544
Total current liabilities	13,690,933	15,358,298
Due to affiliates	1,701,329	5,922,641
Long-term debt, less current portion	105,923,745	35,347,339
TOTAL LIABILITIES	121,316,007	56,628,278
Commitments and Contingencies		
Stockholders' Equity (Capital Deficit):		
Convertible Preferred stock Series A, $.01 par value, 1,000,000 shares authorized; 19,550 shares issued and outstanding (liquidation value $2,000,000)	-	1,920,835
Preferred stock Series B, $.01 par value, 1,000,000 shares authorized; 24,000 shares issued and outstanding (liquidation value $24,000,000)	-	23,027,857
Common stock, $.01 par value, 20,000,000 shares authorized; 11,762,178 and 9,783,235 shares issued and outstanding	117,621	97,832
Additional paid-in capital	52,140,986	42,404,394
Deficit	(59,348,787)	(62,817,254)
TOTAL (CAPITAL DEFICIT) STOCKHOLDERS' EQUITY	(7,090,180)	4,633,664
TOTAL LIABILITIES AND (CAPITAL DEFICIT) STOCKHOLDERS' EQUITY	$ 114,225,827	$ 61,261,942

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
OPERATING REVENUES	$ 98,774,666	$ 86,433,985	$ 75,953,616
OPERATING EXPENSES:			
Salaries, wages, and benefits	15,277,446	15,835,917	15,218,526
Rent and purchased transportation:			
Related party	6,714,863	7,336,500	7,336,500
Other	23,340,757	24,435,491	21,587,340
Fuel	10,202,207	8,965,680	7,396,815
Operating and maintenance (exclusive of depreciation shown separately below)	23,557,052	21,743,396	17,840,809
Taxes and licenses	282,483	706,303	602,742
Insurance and claims	3,298,460	2,988,770	3,036,622
Communications and utilities	524,044	508,228	577,320
Depreciation and amortization	3,081,916	3,392,742	3,383,002
(Gain) on sale of equipment	(25,482)	(27,961)	(101,862)
Other operating expenses	3,924,260	3,144,385	3,112,174
	90,178,006	89,029,451	79,989,988
OPERATING INCOME (LOSS)	8,596,660	(2,595,466)	(4,036,372)
NONOPERATING EXPENSE:			
Interest (expense)	(4,174,300)	(2,859,816)	(3,057,328)
Interest income	7,244	192	4,759
Miscellaneous income/(expense)	-	-	(10,527)
INCOME (LOSS) BEFORE (PROVISION) BENEFIT FOR INCOME TAXES	4,429,604	(5,455,090)	(7,099,468)
BENEFIT (PROVISION) FOR INCOME TAXES	11,006	-	(3,305)
NET INCOME (LOSS)	4,440,610	(5,455,090)	(7,102,773)
ACCRETION OF PREFERRED STOCK DISCOUNT	(515,845)	(980,745)	(643,871)
UNDECLARED CUMULATIVE DIVIDEND	(1,115,796)	(846,385)	-
EXCESS OF CONSIDERATION TRANSFERRED TO HOLDERS OF THE PREFERRED STOCK OVER THE CARRYING AMOUNT	(456,298)	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHARES	$ 2,352,671	$ (7,282,220)	$ (7,746,644)
PER SHARE AMOUNTS:			
NET INCOME (LOSS) PER SHARE BASIC	$ 0.20	$ (0.74)	$ (0.79)
NET INCOME (LOSS) PER SHARE DILUTED	$ 0.19	$ (0.74)	$ (0.79)

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.
STATEMENT OF CHANGES IN (CAPITAL DEFICIT)
STOCKHOLDERS' EQUITY FOR THE YEARS ENDED December 31, 2004, 2003 and 2002

	Preferred Stock Series A		Preferred Stock Series B		Common Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2002	-	-	-	-	9,777,500	$ 97,775
Issuance of preferred stock Series A, net of issuance costs	19,550	$ 1,920,835				
Issuance of preferred stock Series B			24,000	$ 21,403,241		
Accretion of preferred stock discount				643,871		
Net Loss						
Balance, December 31, 2002	19,550	1,920,835	24,000	22,047,112	9,777,500	97,775
Accretion of preferred stock discount				980,745		
Options exercised					5,735	57
Net Loss						
Balance, December 31, 2003	19,550	1,920,835	24,000	23,027,857	9,783,235	97,832
Accretion of preferred stock discount				515,845		
Options exercised					23,943	239
Conversion of preferred stock series A into common shares	(19,550)	(1,920,835)			1,955,000	19,550
Redemption of Preferred Stock Series "B"			(24,000)	(23,543,702)		
Excess of carrying value over the purchase assets Note 6						
Capital contribution as a result of acquistion of affilate						
Net Income						
Balance, December 31, 2004	-	$ -	-	$ -	11,762,178	$ 117,621

See accompanying summary of accounting policies and notes to financial statements

STATEMENT OF CHANGES IN (CAPITAL DEFICIT) STOCKHOLDERS' EQUITY FOR THE YEARS ENDED December 31, 2004, 2003 and 2002

	Additional Paid-In Capital	Deficit	Preferred Stock Series B Receivable	Total
Balance, January 1, 2002	$ 39,791,818	$ (48,634,775)	$ -	$ (8,745,182)
Issuance of preferred stock Series A, net of issuance costs				1,920,835
Issuance of preferred stock Series B	2,596,759		(1,073,352)	22,926,648
Accretion of preferred stock discount		(643,871)		-
Net Loss		(7,102,773)		(7,102,773)
Balance, December 31, 2002	42,388,577	(56,381,419)	(1,073,352)	8,999,528
Accretion of preferred stock discount		(980,745)		-
Options exercised	15,817			15,874
Satisfaction of preferred stock series B subscription with related party vessel services			1,073,352	1,073,352
Net Loss		(5,455,090)		(5,455,090)
Balance, December 31, 2003	42,404,394	(62,817,254)	-	4,633,664
Accretion of preferred stock discount		(515,845)		-
Options exercised	66,981			67,220
Conversion of preferred stock series A into common shares	1,901,285			-
Redemption of Preferred Stock Series "B"				(23,543,702)
Excess of carrying value over the purchase assets Note 6		(456,298)		(456,298)
Capital Contribution as a result of acquistion of affiliate	7,768,326			7,768,326
Net Income		4,440,610		4,440,610
Balance, December 31, 2004	$ 52,140,986	$ (59,348,787)	$ -	$ (7,090,180)

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.
STATEMENTS OF CASH FLOWS YEARS ENDED December 31, 2004, 2003 and 2002

	December 31, 2004	December 31, 2003	December 31, 2002
Operating activities:			
Net income (loss)	$ 4,440,610	$ (5,455,090)	$ (7,102,773)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,816,041	3,392,742	3,383,002
Noncash purchased transportation, related party	-	1,073,352	3,673,417
Provision for doubtful accounts	1,467,438	1,687,894	981,637
(Gain)Loss on sale of fixed assets	(25,482)	(27,961)	(101,862)
Loss on trading securities	-	-	10,527
Proceeds from sale of trading securities	-	-	50,876
Decrease (increase) in:			
Trade receivables	(6,038,648)	(2,778,354)	(362,689)
Other receivables	7,327	152	17,232
Prepaid expenses	(461,298)	82,581	(680,907)
Other Assets	-	-	159,194
Increase (decrease) in:			
Accounts payable	(1,571,427)	1,522,105	(2,642,035)
Accrued liabilities and related party charterhire	965,786	1,469,943	(1,045,066)
Unearned revenue	511,348	(40,476)	(44,878)
Due to affiliate	-	(66,795)	-
Net cash provided by (used in) operating activities	3,111,695	860,093	(3,704,325)
Investing activities:			
Acquistion of K-Corp Assets	(8,000,000)	-	-
Exercise of equipment purchase options	(11,770,743)	-	-
Additions to and construction of property and equipment	(1,888,688)	(27,442)	(47,138)
Proceeds from sale of property and equipment	194,019	161,881	886,424
Additions to other assets	(2,095,156)	(67,680)	-
Net cash (used in) provided by investing activities	(23,560,568)	66,759	839,286
Financing activities:			
Proceeds from (payments on) borrowing on revolving line of credit	(5,779,481)	(285,010)	102,623
Proceeds from (payments on) borrowing from affiliate	(5,319,332)	-	4,940,345
Issuance of Preferred Series A Convertible Stock	-	-	1,920,835
Redemption of Preferred Series B	(24,000,000)	-	-
Exercise of stock options	67,220	15,874	-
Proceeds from Senior Secured Debt	85,000,000	-	-
Principal payments on notes payable	(18,251,471)	(2,377,642)	(1,827,572)
Loan costs	(5,497,444)	-	-
Principal payments under capital lease obligations	-	-	(531,673)
Derivative instrument payment	-	-	(35,952)
Net cash provided by (used in) financing activities	26,219,492	(2,646,778)	4,568,606
Net increase (decrease) in cash and cash equivalents	5,770,619	(1,719,926)	1,703,567
Cash and cash equivalents, beginning of the period	424,961	2,144,887	441,320
Cash and cash equivalents, end of period	$ 6,195,580	$ 424,961	$ 2,144,887

See accompanying summary of accounting policies and notes to financial statements

Supplemental cash flow information and non-cash investing and financing activities:

	2004	2003	2002
Cash paid for state income taxes	$ -	$ -	$ 2,875
Cash paid for interest	3,512,239	2,515,630	3,596,847
Satisfaction of preferred Stock Series B Subscription with related party vessel services	-	1,073,352	-
Conversion of subordinated debt with related party	-	-	22,926,648
Equipment acquired under capital lease agreement	-	-	375,006
Debt assumed on purchased assets purchased from affiliate	9,132,306	-	-
Capital Contribution resulting from acquisition of K-Corp	$ 7,768,326	$ -	$ -

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Trailer Bridge, Inc. (the "Company") is a domestic trucking and marine transportation company with contract and common carrier authority. Highway transportation services are offered in the continental United States, while marine transportation is offered between Jacksonville, Florida and San Juan, Puerto Rico.

Cash and Cash Equivalents - The Company considers cash on hand and amounts on deposit with financial institutions with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company records a monthly accrual provision based on specific known collectibility problems, historical losses, and current economic information. In addition, the Company performs an analysis of the total receivables on a quarterly basis, and adjusts the provision account to the calculated balance. It is our policy to write off receivables once the account reaches 180-days past due or it is determined that additional efforts of collection will not result in the receipt of the receivable.

Property and Equipment - Property and equipment is carried at cost. Property and equipment are depreciated to their estimated salvage values on a straight-line method based on the following estimated useful lives:

	Years
Buildings and structures	40
Office furniture and equipment	6-10
Leasehold improvements	2-12
Freight equipment:	4-40
Vessels	40
Tractors	4
Containers, Chassis and VTM's	18
Trailers	12

During 2004, the Company had an appraisal performed on its vessels, containers and chassis, which included a review of the useful lives. The results of this appraisal indicated an increase in the useful life of these assets, from the lives originally estimated by the Company. As such, management revised its estimate of the remaining useful lives of chassis, VTMs (Specialized containers for carrying vehicles), vessels and containers to extend the useful live by approximately 6 to 10 years. During 2004, a change in accounting estimate was recognized to reflect this decision, resulting in a decrease of depreciation expense for 2004 by approximately $409,000 and as an increase in net income of approximately $409,000 or $.03 per basic and diluted share.

Tires on revenue equipment purchased are capitalized as part of the equipment cost and depreciated over the life of the vehicle. Replacement tires are expensed when placed in service.

Leasehold improvements and equipment under capital leases are amortized over the lesser of the estimated lives of the asset or the lease terms. Maintenance and repairs are expensed as incurred. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Other Assets - Other assets consist mainly of debt issuance costs that are amortized on a straight-line basis over the term of the associated debt, which approximates the interest method.

Revenue Recognition and Classification - Voyage revenue is recognized ratably over the duration of a voyage based on the relative transit time in each reporting period; commonly referred to as the "percentage of completion" method. Voyage expenses are recognized as incurred. Demurrage and charterhire revenue are included in our revenues. Demurrage is a charge assessed for failure to return empty freight equipment on time. Charter hire is rental revenue for vessels not in use in a liner service. The Company recognizes demurrage and charterhire revenue based on negotiated fees included in the contracts of our customers. These amounts are computed daily and included in "Operating Revenue."

Income Taxes – Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes". Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing earnings applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings.

Stock-Based Compensation - In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to continue to account for its employee stock compensation plans under Accounting Principles Board ("APB") Opinion No. 25, with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The following table provides an expanded reconciliation for all periods presented that adds back to reported net income (loss) the recorded expense under APB 25, net of related income tax effects, deducts the total fair value expense under SFAS 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

	2004	2003	2002
Net income (loss) attributable to common shares, as reported	$ 2,352,671	$ (7,282,220)	$ (7,746,644)
Total stock-based employee compensation cost included in the determination of net loss, net of related tax effects			
Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(368,993)	(496,322)	(979,380)
Net income (loss), pro forma	$ 1,983,678	$ (7,778,542)	$ (8,726,024)
Income (loss) per common share:			
Basic, as reported	$ 0.20	$ (0.74)	$ (0.79)
Diluted, as reported	$ 0.19	$ (0.74)	$ (0.79)
Basic, pro forma	$ 0.17	$ (0.80)	$ (0.89)
Diluted, pro forma	$ 0.15	$ (0.80)	$ (0.89)

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made. The following assumptions were applied in determining the pro forma compensation cost:

Years ended December 31	2002
Risk-free interest rate	5.13%
Expected dividend yield	0%
Expected option life	7 years
Expected stock price volatility	91.38%

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards - In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), "Shared-Based Payment." Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB Opinion No. 25, "Accounting for Stock Issued to Employees", which was permitted under Statement 123, as originally issued. As a result of this accounting pronouncement, we anticipate that the adoption of this standard may have a material impact on our Financial Statements. The effective date of this standard is interim and annual period after June 15, 2005.

2. LIQUIDITY

During the period between 1998 and 2002, the Company operated in a trade lane that was characterized by significant over capacity and fierce competition. This over capacity and competition resulted in significant and prolonged rate decreases throughout that period. Similarly, our ability to pass on certain expenses to customers, through surcharges and other customer charges was severely hampered due to competition. During the years ended December 31, 2004, 2003 and 2002, the Company incurred net income (losses) applicable to common shares of $2,352,671, $(7,282,220) and $(7,746,644), respectively, and had cash flows from provided (used) by operating activities of $3,111,695, $860,093 and $(3,704,325), respectively, and had working capital (deficiency) of $10,422,542 and $(2,040,623) at December 31, 2004 and 2003, respectively. As a result, there was substantial doubt about the Company's ability to continue as a going concern as of December 31, 2002.

During this period, one of the trade lane's largest participants filed bankruptcy and, after operating in bankruptcy for approximately 18 months, sold its vessel assets to another competitor in the trade. With a realignment of capacity and demand in the trade lane, 2003 resulted in a redistribution of freight volume among the remaining four participants, which resulted in increased volume and capacity utilization. During the fourth quarter of 2003, the Company began to implement increases in customer rates and surcharges. In addition to the revenue increases, the Company also implemented several changes to reduce cost. The most notable changes were made in purchased transportation, healthcare costs and tug fuel consumption. During the fourth quarter of 2003, the Company began utilizing lower cost rail transportation in certain lanes effectively lowering the unit cost per mile of inland transportation. In January 2004, the Company implemented a change in policy and healthcare providers, reducing benefit costs and started chartering tugs with more fuel-efficient engines. The Company has entered into written contracts with customers that reflect the increased rates and additional surcharges and improved market conditions. Based upon the foregoing, management believes that the Company will be able to maintain increased vessel capacity utilization at these increased rates. The trade lane in which the Company operates is protected by a number of barriers to entry, the most formidable of which is the Jones Act that requires that vessels serving the trade lane be built in the United States, operated by United States citizens and crewed by United States citizens. Other barriers to entry include limited port space in San Juan. Both act as major constraints to the addition of new capacity. Management believes that the capacity utilization and rate levels can be maintained for the foreseeable future. The trade lane in which the Company operates is a mature lane that typically sees modest yet stable growth in demand and has not historically seen dramatic fluctuation in demand. The Company expects this to continue through the upcoming years resulting in a stable trade environment.

At December 31, 2003, the Company had $13.1 million due to a bank under our senior credit facility, which expired January 31, 2004. In addition, the Company had $6.3 million due to related parties, all of which were due to be paid in 2004. In April 2004, after receiving extensions from our then existing senior lender, the Company refinanced this bank debt with a new senior lender. This bank debt in turn was fully paid down with the proceeds of our $85.0 million senior secured debt note offering completed December 1, 2004. The remaining bank debt is a $10 million receivables facility that provides for interest at prime plus 1.5% and may only be drawn upon if certain conditions are satisfied. The revolving line of credit is subject to a borrowing base calculation based on a percentage of eligible accounts receivable. In addition to $1.5 million remaining of the balance, $1 million of the 2004 scheduled repayment of related party debt has been rescheduled for monthly principal payments commencing January 2005. With the purchase of K Corp., this deferred amount has been made payable to the Estate of M. P. McLean and is approximately $2.5 million. This amount is payable in 36 monthly payments the first of which was made in January 2005. All other amounts owed to affiliates were repaid with the proceeds of the $85.0 million senior secured debt offering completed December 1, 2004. These factors, along with increased rates and market share, and our return to profitability in 2004 are expected to allow us to meet our working capital requirements through December 31, 2005. Our business plan does not require or anticipate any utilization of the revolving credit facility.

The Company has issued two series of Ship Financing Bonds designated as our 7.07% Sinking Fund Bonds Due September 30, 2022 and 6.52% Sinking Fund Bonds Due March 30, 2023. These bonds are guaranteed by the U.S. government under Title XI of the Merchant Marine Act of 1936, as amended. The Company refers to these bonds as the "Title XI Bonds." During 2003, with the consent of the holders of the Title XI Bonds, the Company deferred the semi-annual principal payments on the Title XI Bonds and in 2004 the Company spread those deferred principal payments over the remaining maturity of the Title XI Bonds. The Company therefore had rescheduled principal payments of $232,022 and $372,429 due each semi-annual period until fully paid on September 30, 2022 and March 30, 2023, respectively. The aggregate principal amount of the Title XI Bonds outstanding at December 31, 2004 was $22.1 million. In addition, in connection with obtaining the consent of the Secretary of Transportation of the United States of America to offer and sell the notes, in December 2004 the Company was required to deposit approximately $2.0 million into a reserve fund that secures the Title XI Bonds.

The default provisions of the Title XI covenants provide that, in the event of default of the covenants, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Secretary of Transportation of the United States (the "Secretary"). As of December 31, 2004, the Company was restricted from performing certain financial activities due to it not being in compliance with Title XI debt covenants. The Company may not take, without prior written approval, any of the following actions: (1) acquire any fixed assets other than those required for the normal maintenance of our existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of our assets, other than pursuant to loans guaranteed by the Secretary of Transportation of the United States under Title XI and liens incurred in ordinary course of business. However, none of the foregoing covenants will apply if the Company meets certain financial tests provided for in the agreement and the Company has satisfied our obligation to make deposits into the reserve fund. In November 2004, the Company received permission from the Secretary to issue $85 million in senior secured notes and to use the proceeds of this transaction to fund the acquisition of K Corp. as discussed in Note 6, repay K Corp.'s indebtedness, repay our existing debts, exercise certain equipment purchase options on equipment previously leased and strengthen our current liquidity needs. As of December 31, 2004, the Company had not performed any such restricted financial activities and therefore, the Company was in compliance with such restrictions. Therefore, the debt was not in default, and the lender did not have the right to call the debt.

Interest on the senior secured notes is payable semi-annually on each May 15 and November 15, beginning on May 15, 2005. The notes accrue interest at 9-1/4 % per year on the principal amount. The notes will mature on November 15, 2011. After November 15, 2008, the Company may redeem the notes, in whole or in part, at our option at any time or from time to time at the redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. In addition, prior to November 15, 2007, the Company may redeem up to 35% of aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price of 109-1/4 % of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain changes in control specified in the indenture governing the notes, the holders of the notes will have the right, subject to certain conditions, to require us to repurchase all or any part of their notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. The agreement, among other things, restricts (as defined) the Company to (a) incur or guarantee additional debt (b) to pay dividends, repurchase common stock or subordinate debt (c) create liens (d) transact with affiliates and (e) transfer or sell assets.

The notes are secured by a first priority lien for the benefit of the holders of the notes on our two roll-on/roll-off barges, certain equipment and our Jacksonville, Florida office and terminal, including associated real estate. The notes are subordinated to the Title XI debt collateralized by the TBC barges.

On December 1, 2004 the Company amended its existing revolving credit facility with Congress Financial Corporation to reduce the maximum availability from $20 million to $10 million. The revolving credit facility is secured by our accounts receivable and certain other related assets not including the collateral securing senior secured notes and the Title XI debt. There are no amounts currently outstanding under this facility.

As of December 31, 2004 $2.5 million of related party debt is outstanding. This debt arose from deferred charterhire payments to K Corp., has an interest rate of 8.03% and is payable in 36 equal monthly installments beginning in January 2005.

The Company believes that cash from operations will allow us to meet our working capital requirements through December 31, 2005. The Company currently anticipates limited capital expenditures for 2005, and does not expect to require additional borrowings to fund our operations through the end of 2005

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 and 2003 consist of the following:

	2004	2003
Freight equipment	$ 100,005,427	$ 62,974,932
Office furniture and equipment	3,590,107	3,248,186
Buildings and structures	2,585,378	2,585,378
Land	1,254,703	504,703
Leasehold improvements	1,894,546	1,894,546
	109,330,161	71,207,745
less accumulated depreciation and amortization	(27,251,738)	(24,438,932)
	$ 82,078,423	$ 46,768,813

Depreciation and amortization expense on property and equipment was $3,081,916, $3,392,742 and $3,383,002 in 2004, 2003 and 2002, respectively.

4. TRANSACTIONS WITH RELATED PARTIES

The Company leased two roll-on/roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico from an affiliate, Kadampanattu Corp. (K-Corp), under operating lease agreements until December 2004. Certain stockholders of the affiliate were controlling stockholders of the Company through August 16, 2004. The lease payments were $10,050 per day for each vessel. Total lease expense under these leases from affiliate totaled $6,714,863, $7,336,500 and $7,336,500 in 2004, 2003 and 2002, respectively. During 2004 the affiliate, agreed to defer $1.5 million of charter hire to be paid by the Company, in 2004. In addition during 2002, the Company issued to this affiliate $24 million before discount of non-convertible preferred stock Series B as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire. The Series B Preferred Stock was redeemed in December 2004. The Company received net cash advances from the same affiliate totaling $989,436 and $461,468 in 2003 and 2002, respectively. These advances were used to meet the Company's cash flow requirements.

The Company received net advances of $121,500 and $203,877 from a Mr. John McCown, the Company's Chief Executive Officer in 2003 and 2002, respectively. Such advances were used to meet the Company's cash flow requirements. Such advances totaled $386,127 and $264,627 at December 31, 2003 and 2002, respectively. In connection with the senior secured debt offering, a portion of the proceeds was used to payoff this obligation in December 2004.

During the quarter ended June 30, 2002 the Company borrowed $5 million from an affiliate, with interest at the rate of 8.03% a year. Certain stockholders of the affiliate are also principal stockholders of the Company. The proceeds of this borrowing were used to repay the $3 million borrowed under the revolving credit agreement, and to provide $2 million in working capital. Amounts outstanding were $4,933,205 at December 31, 2003. In April 2004, the $4,933,205 related party obligation was rescheduled from October 2004 to May 2007. In connection with the Senior Secured debt offering, a portion of the proceeds was used to payoff this obligation in December 2004. In addition during 2002, the same affiliate purchased preferred convertible stock Series A for $2 million. The preferred stock Series A, had a liquidation preference of $2 million. The Preferred Stock Series A, pursuant to its terms was converted into 1,955,000 common shares in July of 2004. In April 2004, the $1.5 million deferred charter hire obligation was combined with the $989,436 of advances into a $2.5 million obligation payable over 36 months with interest at 8.03% a year. In connection with the K-Corp acquisition, this debt was transferred to another affiliate and remained an obligation of the Company as of December 31, 2004.

On August 16, 2004, the Estate of M.P. McLean distributed 1,641,732 shares of common stock to its beneficiaries. This distribution resulted in a decrease of the Estates' ownership in the Company to approximately 44.7%.

On December 1, 2004 the Company acquired 100% of the outstanding stock of K-Corp (See note 6).

5. LONG-TERM DEBT AND DUE TO AFFILIATES

Following is a summary of long-term debt at December 31, 2004 and 2003:

	2004	2003
Ship-financing bonds and notes (Title XI) maturing on March 30, 2023; payable in semi-annual installments of principal and interest; interest is fixed at 6.52%; collateralized by vessels with a carrying value of $14,660,944 at December 31,2004; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	$13,779,864	$14,524,722
Ship-financing bonds and notes (Title XI) maturing on September 30, 2022; payable in semi-annual installments of principal and interest; interest is fixed at 7.07%; collateralized by vessels with a carrying value of $9,458,628 at December 31, 2004; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	8,352,783	8,816,827
Senior secured notes maturing on November 15, 2011; Interest on the notes is payable semi-annually on each May 15 and November 15, beginning on May 15, 2005. The notes accrue interest at 9 1 / 4 % per year on the principal amount. The notes are collateralized by a first priority lien with a carrying value of $53.8 million on our two roll-on/roll-off barges, certain equipment and our Jacksonville, Florida office and terminal, including associated real estate.	85,000,000	-
Unsecured related party debt maturing December 2007; payable in monthly installments of principal and interest; interest at a rate of 8.03%;	2,462,136	-
Term loan under $29 million credit facility maturing January 31, 2004; payable in quarterly installments of principal and interest; interest at a rate of 4.25% above the 30-day dealer commercial paper rate (5.25% as of 12/31/2003; collateralized by trailers with a carrying value of $14,288,555 at December 31, 2003. (Repaid from the proceeds of senior secured notes)	-	7,285,714
Revolving line of credit under $29 million credit facility; interest at a rate of 3.75% above the 30-day dealer commercial paper rate (4.75% as of 12/31/2003) ;collateralized by accounts receivable.	-	5,779,481
Note payable to bank maturing October 2006; payable in monthly installments of principal and interest; interest at a rate of 2.00% above 30-day LIBOR rate (3.12% at December 31, 2003); collateralized by land and buildings and structures with a carrying value of $2,035,864 at December 31, 2003 (guaranteed by an affiliate)	-	624,548
	109,594,783	37,031,292
Less current portion	(1,969,709)	(1,683,953)
	$ 107,625,074	$ 35,347,339

(A) SHIP FINANCING BONDS AND NOTES

As a result of the Company's losses occurring over the past few years, the lender on several occasions rescheduled its principal payments with the Company. In the first quarter of 2004, the Company received approval to reschedule principal payments over the remaining life of each Title XI issue. As rescheduled, the Company's semi-annual principal payments increased to $232,022 and $372,429 respectively. In addition, in connection with obtaining the consent of the Secretary of Transportation of the United States of America to offer and sell senior secured the notes, in December 2004 the Company deposited approximately $2.0 million into a reserve fund that secures the Title XI Bonds. As of December 31, 2004, the Company is in default of the financial covenants contained in the Title XI debt agreements. The default provisions of the Title XI covenants provide that, in the event of default of the covenants, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Secretary of Transportation of the United States (the "Secretary"). The Company may not take, without prior written approval, any of the following actions: (1) acquire any fixed assets other than those required for the normal maintenance of our existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of our assets, other than pursuant to loans guaranteed by the Secretary under Title XI and liens incurred in ordinary course of business. However, none of the foregoing covenants will apply at any time if the Company meet certain financial tests provided for in the agreement and the Company has satisfied our obligation to make deposits into the reserve fund. In November 2004, the Company received permission from the Secretary to issue $85 million in Senior Secured Notes and to use the proceeds of this transaction to fund the acquisition of K Corp., repay K Corp.'s indebtedness, repay our existing debts, exercise certain equipment purchase options on equipment previously leased and strengthen our current liquidity needs. As of December 31, 2004, the Company has not performed any such restricted financial activities and therefore, it's in compliance with such restrictions. As such, the debt was not in default, and the lender did not have the right to call the debt. The United States of America under the Title XI Federal Ship Financing Program guarantees the bonds.

(B) SENIOR SECURED NOTES

The $85 million in 9-1/4 % Senior Secured Notes mature on November 15, 2011. Interest on the notes is payable semi-annually on each May 15 and November 15, beginning on May 15, 2005. The notes accrue interest at 9-1/4 % per year on the principal amount. The notes will mature on November 15, 2011. After November 15, 2008, the Company may redeem the notes, in whole or in part, at our option at any time or from time to time at the redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. In addition, prior to November 15, 2007, the Company may redeem up to 35% of aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price of 109-1/4 % of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain changes in control specified in the indenture governing the notes, the holders of the notes will have the right, subject to certain conditions, to require us to repurchase all or any part of their notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. The agreement among other things, restricts (as defined) the Company to (a) incur or guarantee additional debt (b) to pay dividends, repurchase common stock or subordinate debt (c) create liens (d) transact with affiliates and (e) transfer or sell assets.

(C) REVOLVING LINE OF CREDIT

On December 1, 2004 the Company amended our existing revolving credit facility with Congress Financial Corporation to reduce the maximum availability from $20 million to $10 million. The agreement provides that the loan is due in April 2007 with interest equal to the prime rate plus 1.5%. The revolving line of credit is subject to a borrowing base formula (approximately $9,400,000 at December 31, 2004) based on a percentage of eligible accounts receivable. The revolving credit facility is secured by our accounts receivable. At December 31, 2004 the Company had approximately $9.4 million available for future advances under this credit line.

Following are maturities of long-term debt at December 31, 2004:

2005	$ 1,969,709
2006	1,997,295
2007	2,066,514
2008	1,178,382
2009	1,178,382
Thereafter	101,204,501
	$ 109,594,783

6. ACQUISITION OF K-CORP.

On December 1, 2004, the Company acquired 100% of the outstanding stock of K Corp. with a portion of the proceeds obtained from the senior secured notes. Previously K-Corp leased to the Company two roll-on / roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico. As a result of the purchase, the Company expects to improve its operations by eliminating the lease agreements and replacing it with interest expense resulting from the notes on the senior secured debt and depreciation expense of the acquired RO/RO vessels. The Company paid $32.0 million and assumed debt of $9.1 million, which was paid off on December 1, 2004. These obligations were paid with a portion of proceeds of the senior secured debt. Certain pro-forma adjustments were made to eliminate lease expense previously paid to K-Corp related to the RO/RO vessels, cumulative undeclared dividends and accretion related to the Preferred Series "B" Stock and additionally include increased depreciation on the RO/RO vessels and interest on the senior secured notes issued by the Company on December 1, 2004

The following tables highlight on a pro forma basis the results of 2004 and 2003 as if these transactions took place in the beginning of each year:

	Year Ended December 31,	
	2004 (unaudited)	2003 (unaudited)
Revenues	$ 98,774,666	$ 86,433,985
Income (loss) attributable to common shares	6,846,723	(2,830,600)
Earnings (loss) per share, basic	0.58	(0.29)
Earnings (loss) per share, diluted	0.57	(0.29)

The Company purchased the stock of K-Corp for $41.1 million. In this connection, the Company acquired K-Corp's assets, which had a historical carrying value of $48.9 million. Since the Company and K-Corp had similar controlling shareholders, the Company, recorded K-Corp's assets at the historical carrying value of $24.9 million and estimated the value of the preferred stock to approximate its liquidation value. The excess of the historical carrying value over the amount paid is recorded as a $7.8 million capital contribution on the Statement of Changes in (Capital Deficit) Stockholders Equity.

The assets acquired are as follows:

		2004
Vessels	$	24,150,632
Land		750,000
Investment in Preferred Stock Series B		24,000,000
Total assets acquired	$	48,900,632

The purchase price is as follows:

Purchase price		2004
Cash paid by Company		32,000,000
Long term debt acquired in connection with the K-Corp Acquisition		9,132,306
Purchase price of assets acquired	$	41,132,306

On December 1, 2004, in connection with the acquisition of K-Corp the Company redeemed the preferred stock Series B for $24 million. In connection with this redemption the Company recorded the excess of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock on the Company's balance sheet as a subtraction from net earnings to arrive at net earnings available to common shareholders.

The redemption of the preferred stock is as follows:

		2004
Purchase price paid to K-Corp	$	24,000,000
Carrying value of the preferred stock		23,543,702
Excess consideration given to the shareholders over the carrying value of the Preferred Class B securities	$	(456,298)

7. OPERATING LEASES

The Company has various operating lease agreements principally for land leases, office facilities, charterhire, tug charter and equipment. The Company also has a lease agreement with the Port Authority of Jacksonville, whereas, monthly rent is calculated based on the total tonnage shipped, with an annual minimum guarantee of approximately $1.7 million. During the periods ended December 31, 2004, 2003 and 2002, the Company did not exceed the minimum tonnage under this lease agreement to require additional rent. In addition, the Company is responsible for all fuel cost for its tug charter hire agreements.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2004 are as follows:

2005	$ 12,010,354
2006	5,524,488
2007	1,988,536
2008	1,893,303
2009	1,722,964
Thereafter	7,516,684
	$ 30,656,329

Rent expense for all operating leases, including leases with terms of less than one year, was $21,851,549, $22,949,572 and $22,402,945 for 2004, 2003 and 2002, respectively.

8. ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31, 2004 and 2003:

	2004	2003
Fringe benefits	$ 639,618	$ 716,358
Marine expense	1,060,697	538,728
Salaries and wages	109,522	395,071
Interest	1,027,969	1,100,033
Rent	90,837	524,958
Taxes	30,181	380,353
Other	572,649	382,887
	$ 3,531,473	$ 4,038,388

9. OTHER ASSETS

Other assets consist of the following at December 31, 2004 and 2003:

	2004	2003
Title XI Restricted Deposit	$ 2,042,527	$ -
Debt Issuance Costs	5,690,918	909,427
Other	300,484	266,027
	$ 8,033,929	$ 1,175,454

Amortization expense for the year ended December 31, 2004, 2003 and 2002 was $734,124, $191,257 and $174,744, respectively.

10. INCOME TAXES

The (provision) benefit for income taxes is comprised of the following for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Current:			
Federal	$ -	$ -	$ -
State	11,006	-	(3,305)
	11,006	-	(3,305)
Deferred			
Federal	(1,456,906)	1,818,899	2,384,509
State	(276,420)	219,289	280,530
	(1,733,326)	2,038,188	2,665,039
Valuation allowance	1,733,326	(2,038,188)	(2,665,039)
Total income tax benefit (provision)	$ 11,006	$ -	$ (3,305)

Income tax (provision) benefit for the years ended December 31, 2004, 2003 and 2002 differs from the amounts computed by applying the statutory Federal corporate rate to income (loss) before (provision) benefit for income taxes. The differences are reconciled as follows:

	2004	2003	2002
Tax (provision) benefit at statutory Federal rate	$ (1,515,293)	$ 1,859,061	$ 2,413,819
(Increase) decrease in deferred tax asset valuation allowance	1,733,326	(2,038,188)	(2,665,039)
Nondeductible expenses	(39,763)	(40,162)	(32,759)
State income taxes, net of Federal benefit	(167,264)	219,289	280,674
Total income tax benefit (provision)	$ 11,006	$ -	$ (3,305)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The components of the Company's net deferred tax asset at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:		
Net operating loss carry forwards	$ 31,026,256	$ 30,704,715
Employee stock option	3,240,895	3,240,895
Asset impairment charge	1,452,110	1,452,110
Restructuring charge	-	73,237
Intangible Assets	123,056	98,764
Allowance for bad debts	160,018	259,887
Accrued vacation	110,036	112,702
Other	252,007	1,482
Gross deferred assets	36,364,378	35,943,792
Deferred tax liabilities:		
Fixed asset basis	15,410,331	13,256,419
Gross deferred tax liabilities	15,410,331	13,256,419
Deferred tax asset valuation allowance	20,954,047	22,687,373
Net deferred tax asset	$ -	$ -

The Company has recorded various deferred tax assets as reflected above. In assessing the ability to realize the deferred tax assets, management considers, whether it is more likely than not, that some portion, or all of the deferred tax asset will be realized. The ultimate realization is dependent on generating sufficient taxable income in future years. The valuation allowance account decreased by $1,733,326 in 2004 as a result of the Company being able to use its net operating loss carryforwards to reduce taxable income. As a result of the net losses incurred in 2002 and 2003, an increase in the valuation allowance of $2,038,188 and $2,665,039 was recorded. The Company anticipates that its taxable temporary differences will reverse in the same period as the deductible temporary differences therefore assuring realization after non-reserved portion of its deferred assets.

At December 31, 2004, the Company had available net operating loss ("NOL") carryforwards for federal income tax purposes of $81,648,044, which expire beginning in 2007.

11. STOCKHOLDERS' EQUITY

Earnings Per Share:
The Company has adopted the consensus reached in EITF 03-06, "Participating Securities and Two-Class Method under FASB 128" which provides further guidance on the definition of participating securities and requires the use of the two-class method in calculating earnings per share for enterprises with participating securities under SFAS Statement 128, "Earnings per Share."

Pursuant to EITF 03-06, the Company's Series A convertible preferred shares (prior to their conversion to common shares) were considered participating securities. EITF 03-06 requires that each period's income be allocated to participating securities, if there is no conversion. Accordingly, for the reporting periods in which there is income attributable to common shareholders, the Company allocated a portion of such income to the Series A convertible shareholders based upon the pro-rata share of income, weighted for the period prior to redemption. During reporting periods in which there was a net loss attributable to common shareholders, such loss is allocated entirely to the common shares.

The following reconciles Basic and Diluted Earnings Per Share:

	For years ended December 31,		
	2004	2003	2002
Basic Earnings Per Share:			
Net Income(loss) attributable to common shareholders	2,352,671	(7,282,220)	(7,746,644)
Net Income (loss) allocated to preferred Series A Shareholders prior to conversion (1)	(217,706)	-	-
Net income(loss) allocated to commons shareholders	2,134,965	(7,282,220)	(7,746,644)
Weighted average common shares-basic	10,662,791	9,777,391	9,805,878
Income (loss) per common shares-basic	$ 0.20	$ (0.74)	$ (0.79)
Diluted Earnings Per Share			
Add: Diluted effect of assumed conversion of Preferred Series A	1,087,301	-	-
Add: Diluted effect of options	366,655	-	-
Weighted average shares-diluted	12,116,747	9,777,391	9,805,878
Income (loss) per common shares-diluted	$ 0.19	$ (0.74)	$ (0.79)

(1) - Weighted for days outstanding prior to conversion on July 23, 2004

Options to purchase 489,200, 900,466 and 708,589 shares of the Company's common stock were excluded from the calculation of diluted earnings per share because they were out of the money during the years ended December 31, 2004, 2003 and 2002, respectively.

Preferred Stock Series B:

During 2002, the Company issued 24,000 shares of preferred stock Series B to an affiliate as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire. The total issued value of preferred stock Series B was $24 million. As an increasing rate preferred stock, Series B was recorded at fair-value resulting in an initial discount of approximately $2.6 million. Accretion for the year ended December 31, 2004, 2003 and 2002 was $515,845, $980,745 and $643,871 respectively. Beginning on April 1, 2003 cumulative dividends began to accrue at a rate equal to the 90-day plus 350 basis points. Beginning in 2004, the dividend rate increased 25 basis points a quarter up to a maximum dividend rate of the 90-day libor rate plus 650 points. Contractual undeclared dividends aggregated to $1,115,795 at October 31, 2004 and $846,385 at December 31, 2003. Such dividends have not been declared, accrued or paid. On October 31, 2004 the contractual dividend was permanently waived by the holder. A portion of the preferred stock series B was issued to pay $1.1 million of the Company's 2003 charterhire commitments to an affiliate. In 2003, the Company offset the subscription as the charterhire was used. The preferred stock Series B was redeemed by the Company in conjunction with the acquisition of K-Corp. In accordance with EITF D-42 the $0.5 million excess of (1) fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock in the Company's balance sheet was subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share

Stock Options:

In 1997, the Company's Board of Directors and stockholders authorized the establishment of an Incentive Stock Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Company and its shareholders by retaining the services of outstanding key management members and employees and encouraging them to have a greater financial investment in the Company and increase their personal interest in its continued success. The Company initially reserved 785,000 shares of common stock for issuance pursuant to the Plan to eligible employees under the Plan. In July 2000, the Board of Directors authorized an increase of 515,000 shares of common stock reserved under the Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Plan. The options vest equally over a period of five years and the maximum term for a grant is ten years.

In July 2000, the Company's Board of Directors and its stockholders authorized the establishment of the Non-Employee Director Stock Incentive Plan (the "Director Plan"). The purpose of the Director Plan is to assist the Company in attracting and retaining highly competent individuals to serve as non-employee directors. The Company has reserved 50,000 shares of common stock for issuance pursuant to the Director Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Director Plan. The exercise price per share of options granted under the Director Plan shall not be less than 100% of the fair market value of the common stock on the date of grant. Such options become exercisable at the rate of 20% per year beginning on the first anniversary date of the grant and the maximum term for a grant is ten years. As of December 31, 2004, there were 29,016 options available for grant.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as provided by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 allows for a prospective method of adoption of SFAS 123, whereas, the Company can prospectively account for the current expense of options granted during 2003 and thereafter, as a results prior years were not restated.

A summary of the status of options under the Company's stock-based compensation plans at December 31, 2004, 2003 and 2002 is presented below:

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,315,249	$5.43	1,327,110	$5.43	1,100,687	$5.95
Granted	-	-	-	-	302,000	2.88
Exercised	(23,943)	2.52	(5,735)	2.77	-	-
Forfeited	(46,915)	2.78	(6,126)	6.03	(75,577)	2.84
Outstanding at end of year	1,244,391	$5.58	1,315,249	$5.44	1,327,110	$5.59
Grants exercisable at year-end	1,057,313	$6.06	900,466	$6.65	708,588	
Weighted-average fair value of options granted during the year	$ -		$ -		$2.34	

The following table summarizes information about the outstanding options at December 31, 2004:

Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life	Options Exercisable
$10.00	384,209	2.6 years	384,209
10.00	105,000	3.0 years	105,000
2.25	176,570	4.2 years	176,570
2.84	301,831	5.6 years	256,899
2.88	276,781	7.4 years	134,635
	1,244,391		1,057,313

Remaining non-exercisable options as of December 31, 2004 become exercisable as follows:

2005	105,332
2006	60,400
2007	21,347
	187,079

12. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Plan, which covers substantially all employees in the United States. Participants are permitted to make contributions of up to 15% of their compensation not to exceed certain limits. The Company makes matching contributions to the Plan at a rate not to exceed 3% of compensation as defined. The Company contributed approximately $150,000, $190,000 and $138,000 to the Plan during 2004, 2003 and 2002.

In addition, the Company has a 165(e) Plan that covers substantially all employees in Puerto Rico. The Company made contributions of approximately $20,000, $17,000 and $25,000 to the Plan during 2004, 2003, and 2002.

In March 1998, the Board of Directors authorized an Employee Stock Purchase Plan, which covers substantially all employees. The Plan allows employees to invest up to 10% of their base compensation through payroll deductions. The purchase price will be 15% less than the fair market value on the last day of the purchase period. The Company made contributions of approximately $515 and $700 to the Plan during 2003 and 2002, respectively. In accordance with the Plan document, the Plan terminated automatically on March 1, 2004, the fifth anniversary of the Plan start date.

The Company has a Incentive Program; the Company made contributions of $493,971 during 2004 and no contributions was made in 2003 and 2002.

13. CONTINGENCIES

The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the Company's financial statements.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Accounts Receivable and Accounts Payable- The carrying amounts of accounts receivable and accounts payable approximate fair value due to the relatively short maturities.

Long Term Debt - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. For the year ended December 31, 2004 the estimated fair value of the Company's long-term debt were less than the carrying values by approximately $385,000. This difference in the fair value and the carrying value is based on the anticipated increase in the Company's prime-lending rate over the life of the Company's fixed rate debt.

15. SEGMENTS

The Company's primary business is to transport freight from its origination point in the continental United States to San Juan, Puerto Rico and from San Juan, Puerto Rico to its destination point in the continental United States. The Company provides a domestic trucking system and a barge vessel system, which work in conjunction with each other to service its customers.

While each of the services that the Company performs related to the transportation of goods may be considered to be separate business activities, the Company does not capture or report these activities separately because all activities are considered part of the Company's "Intermodal Model" for providing customer service. (Intermodal is a term used to represent the variety of transportation services the Company provides to move products from one location to another, including but not limited to air, water, land and rail.) The Company provides intermodal services to its customers from the continental United States to San Juan, Puerto Rico. Customers are billed for the transportation of goods from the point of origin to the final destination, and are not billed separately for inland or marine transportation.

While the Company is able to track the expenses for these services separately, the Company does not capture the revenues based on inland or marine transportation because the results of revenues are not considered relevant to the model currently employed by the Company. Instead the management and directors of the Company make operating and reporting decisions based on the total results of operations.

16. CONCENTRATION OF GEOGRAPHIC MARKET RISK

The Company transports freight between the United States and Puerto Rico for companies in diversified industries who have operations located there. There is no one customer that comprises over 10% of the Company total revenues. The Company performs periodic credit evaluations of the customer's financial condition and generally does not require collateral. At December 31, 2004 and 2003, accounts receivable was approximately $15.6 million and $11.0 million respectively. Receivables are generally due within 45 days. Credit losses have been within management's expectations. The Company leases its tug charter from a single vendor, however the Company believes this risk is mitigated by the availability tugboat providers currently in the market.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarter Ended	March 31, 2004	June 30, 2004 (3)	Sept. 30, 2004	Dec. 31, 2004 (1)
Operating revenues	$ 22,908,730	$ 24,102,899	$ 23,938,849	$ 27,824,188
Operating income	1,052,715	1,660,296	1,976,925	3,906,724
Net income	359,158	988,823	1,154,205	1,938,424
Net income (loss) attributable to common shares	(91,796)	527,791	654,531	1,262,145
Net income (loss) per share -				
basic	(0.01)	0.04	0.06	0.11
diluted	$ (0.01)	$ 0.04	$ 0.06	$ 0.10

Quarter Ended	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Operating revenues	$ 19,419,305	$ 22,333,227	$ 22,619,473	$ 22,061,980
Operating income (loss)	(1,818,678)	78,504	(152,404)	(702,888)
Net loss	(2,515,888)	(665,342)	(863,219)	(1,410,641)
Net loss attributable to common shares, as previously reported	(2,982,382)	(835,470)	(1,034,633)	(1,865,479)
Net loss attributable to common shares, as restated (2)	(2,982,382)	(1,117,598)	(1,316,761)	(1,865,479)
Net loss per share - basic and diluted, as previously reported	$ (0.31)	$ (0.09)	$ (0.11)	$ (0.19)
Net loss per share - basic and diluted, as restated (2)	$ (0.31)	$ (0.11)	$ (0.13)	$ (0.19)

(1) On December 1, 2004, the Company acquired K-Corp, a company whose shareholders were also controlling shareholders of Trailer Bridge, Inc. Prior to the acquisition, the Company leased two RO/RO vessels and a ramp system in San Juan, Puerto Rico. The Company financed this acquisition with a portion of the proceeds of the $ 85 million senior secured notes with a 9 1/4% fixed interest rate. This transaction was accretive in that the Company reduced its operating lease expense payments to K-Corp and incurred additional interest and depreciation which together resulted in a $213,591 increase in operating income for the month of December 2004. In connection with the $85 million senior secured notes, the Company paid off its existing credit facility which resulted in the write off of deferred loan costs of $381,523 in December 2004 , which increased interest expense and decreased net income of the same amount. Further, in connection with the acquisition of K-Corp, the Company redeemed the Preferred Stock Series B. In accordance with EITF D-42, the $456,298 excess of (1) fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock in the Company's balance sheet was subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.

(2) Subsequent to the issuance of the Company's condensed financial statements for the three and nine months ended September 30, 2003 on Form 10-Q, the Company determined that net loss attributable to common shares and net loss per share should be reduced for undeclared cumulative dividends on preferred stock. Net loss attributable to common shares and net loss per share for the three months ended June 30, 2003 and September 30, 2003 have been restated to reflect the undeclared cumulative preferred stock dividends.

(3) In June 2004, the Company received a favorable legal determination regarding the Volume of Business Tax in the Guaynabo Municipality of Puerto Rico, which resulted in a $250,000 reversal, which increased operating income by the same amount.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Trailer Bridge, Inc.
Jacksonville, Florida

We have audited the statements of operations, changes in (capital deficit) stockholders' equity, and cash flows of Trailer Bridge, Inc. (the "Company") for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying 2002 financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses from operations. This matter raises substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

April 12, 2003

BDO Seidman, LLP
Accountants and Consultants

Mellon Financial Center
1111 Brickell Avenue Suite 2801
Miami, Florida 33131
Telephone: (305) 381-8000
Fax: (305) 374-1135

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trailer Bridge, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheets of Trailer Bridge, Inc. as of December 31, 2004 and 2003 and the related statements of operations, (capital deficit) stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trailer Bridge, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman LLP
Certified Public Accountants

Miami, Florida
February 27, 2005

Corporate Directory

Board of Directors:

John D. McCown,
Chairman/CEO,
Trailer Bridge, Inc.

William G. Gotimer, Jr.,
Executive Vice President,
General Counsel and Secretary,
Trailer Bridge, Inc.

Artis E. James, Jr.
President/CEO,
Purcell Co., Inc.

Malcom P. McLean, Jr.,
President,
MPM Properties, Inc.

Greggory B. Mendenhall,
Sheppard Mullin Richter & Hampton LLP

F. Duffield Meyercord,
Managing Director,
Carl Marks Consulting Group

Nickel H.S. van Reesema,
President/Principal Owner,
Strong Vessel Operators LLC

Peter S. Shaerf,
Senior Vice President,
AMA Capital Partners LLC

Allen L. Stevens,
President,
Stevens Industries, Inc.

Officers:

John D. McCown,
Chairman and Chief Executive Officer

Ralph W. Heim,
President and Chief Operating Officer

William G. Gotimer, Jr.,
Executive Vice President,
General Counsel and Secretary

J. Edward Morley,
Vice President-Operations

Mark A. Tanner,
Vice President-Administration and CFO

Robert van Dijk,
Vice President-Pricing

David A. Miskowiec,
Vice President-Sales

Contact Information:

Address: 10405 New Berlin Road East,
Jacksonville, FL 32226
Main Phone Number: (800) 554-1589
Customer Service Number: (800) 727-3859
Bookings and Rates: (800) 727-3859
Truck Dispatch Number: (800) 964-4550
Main Fax Number: (904) 751-7444
Website: www.trailerbridge.com

Stock Information:

Symbol (Nasdaq): TRBR
2004 High Price: $9.52
2004 Low Price: $3.56
2004 Average Daily Volume: 5,861
Approximate Total Shareholders: 1,000
Transfer Agent: Equiserve Trust Company
(781) 575-2934

To obtain a copy, free of charge, of the Form 10-K Annual Report Filed with the SEC, please send a request in writing to the Corporate Secretary.

The Trailer Bridge Team

John Adkins James "Ail" Ailstock Jen Albritton Ronald "Copper" Allen Donny "Coyote" Altland Debi Andersen Lynnette Andrews Cesar Arevalo Michael Babka Keith "Bear Man" Baehr Francis "Band Aid" Baker Cleo Baltazar Sandra Batts Diana Beckford Bennie "Gunsmoke" Bentley Benny Bizzoco Rosaida Bobea Thomas "Retread" Boulrice Matthew Bozeman Kenneth "Hangman" Bradley Alison Brannon Daniel "Ghostrider" Brown Lanel "Automatic" Brown Larry "Southern Yankee" Brown Nicole Brown Wesley "Pinto Bean" Brown Deliliah Bryant David "Road Demon" Burhans John "Froggy" Burnham Bart "Maverick" Butler Melvin "Peon" Byler Walter "Bandit" Campbell, Jr. William "Bill" Canty Susan Capo Steven "Long Rifle" Chaney John Chester John Church Pat Clarke Julie Close Charles Cobb Charles Cochran John Cole Ivy Crisp Rodney "Little Big Man" Crosby Joe Cruise Geraldo Cruz Wildia Cruz-Lopez Chris Curley Kevin Dachenhausen Jose De Jesus Lissette Diaz James "Black Bart" Dixon Jonathan "J.D." Donaldson Kenneth "Wildcat" Dunn Larry "Mushroom" Dunn Roger "Shagnasty" Durbin James "Longfellow" Eades Sallye Eveland Clark "Leapin Lizard" Findley Josie Fleming Robert Flockerzi Kenny Fougnie Harvey "Bush Hog" Foxworth Johnny Frazier Torrie Freeman Steve Fritz Alicia Gamez Adam Gawrysh Racheal Goicoechea Nancy Gooch Walter "Mr. Peanut" Gorrell Bill Gotimer, Jr. Juanita Guzman Felix Guzman-Morales David Haddock Jerald "KY Turtle" Hagan Chester "Double Zero" Hall Steve Halter Fleetwood "Fleet" Ham William "Bubba" Hanson Melinda Harrington Jennifer Harvey Ralph Heim Richard "Animal" Henderson Nydia Hernandez Mary Ann Holmes Brenda Horan Dave Hudgens Artis James Valerie Jannetti Pam Jantzen Gerard "Bamm-Bamm" Jean Julius "Gearhead" Jensen Ann Jones Bonnie Jones Hugh "Boots" Jones Pam Jones Dean Joslyn George Kawaley Janiece Landon Calvin "Baby Boy" Lanier Roger Lauderman Karin Lauer Charles "Possum" Lee William "Tenny Shoe" Lee David "Handyman" Leino Cathy Leon Keila Maldonado Zariza Martinez Nathaniel "Prayer Warrior" Mathis Thomas "General" McArthur John McCown Jim McDonald Malcom McLean, Jr. Manuel McGinn Torri McKinnies Natasha McKnight Greg Mendenhall Jose Mendez Luis Mercado William "Bill" Mericle Gary "Seldom Seen" Meyer Duff Meyercord Terry Mickey Alan Miller Christian Miller Dave Miskowiec Monica Mitchell Jose Montalvo David Moore Jose Morales Ed Morley Lorraine Morrow Liz Nobles Robert "Iceman" Nutter Anne O'Donnell Reynaldo Ortega Gilberto Pagan Wanda Parker Dale Parkinson Sandee Parrish Carmen Perez Edgar Perez Curtis "Blue Knight" Perry Keith Perry John "JW" Petty Angie Pinilla Robert "Big Wheel" Polk Salvador Pons Charles "Chuck" Porter Dan "Junkyard Dog" Powe Ken "Honky Tonk" Powe Joe Powers Harry "Wild Child" Price Santos Ramirez Kevin "Turtle" Reese Miguel Reyes William "Tigger" Rice Danny "Slydog" Riggs Herbie Rios Jeff Rivera Julio Rodriguez Ronald "Roger Rabbit" Rogers Willie "Wee Willie" Rogers Kermit Rosado Raul Rosado-Reyes Wayne "Blackbeard" Ross Roland "Ronnie" Rousseau Scott Russell Gary Salvador Salvador Sanchez Cleo Sanders James Sanders Ruben Santiago Ronnie Sapp Cathy Senesac Peter Shaerf Tom Shaw Kerry Shugart Don "Shade Tree" Simpson Dick Snodgrass Danielle Spence Allen Stevens Darrell "Traveller" Stewart Ralph "Silver Dollar" Stidham Allen "Dreamweaver" Stocker Dawn Swed Mark Tanner Aimee Taule Ashley Teate Jay Thomassen Anthony Thome Shirley Thornton Robert "Slep Rock" Threatt Jamie Torres Ronald "Scarecrow" Trezza Alicia Unsen Robbie van Dijk Nickel van Reesema Pam Varnado Ken "Running Foot" Vaughan Jocelyn Vega Charles "Nite Train" Vollmer Frank "Yardbird" Ward Wayne "Redbeard" Webster Francis "Lonesome" Weller Charles "Florida Fox" Williams Jill Winkle Robert "PA Kid" Winkle Robert "Bobcat" Wright Peter Wynkoop

Trailer Bridge, Inc.

10405 New Berlin Road East, Jacksonville, FL 32226
(800) 554-1589
(904) 751-7100
FAX (904) 751-7444
www.trailerbridge.com